UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-36429

Ares Management Corporation

(Exact name of registrant as specified in its charter)

2000 Avenue of the Stars, 12th Floor

Los Angeles, CA 90067

(310) 201-4100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common shares representing limited partner interests of Ares Management, L.P.

7.00% Series A Preferred Shares of Ares Management, L.P.

(Title of each class of securities covered by this Form)

Class A common stock, par value $0.01 per share, of Ares Management Corporation

7.00% Series A Preferred Stock of Ares Management Corporation

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Explanatory Note: Effective at 12:01 a.m. (Eastern Time) on November 26, 2018 (the “Effective Time”), Ares Management, L.P. (the “Partnership”) converted from a Delaware limited partnership to a Delaware corporation named Ares Management Corporation (the “Corporation” and such conversion, the “Conversion”). At the Effective Time, (i) each Partnership common share (“Common Share”) outstanding immediately prior to the Effective Time was converted into one issued and outstanding, fully paid and nonassessable share of Class A common stock, $0.01 par value per share, of the Corporation and (ii) each 7.00% Series A Preferred Share of the Partnership (collectively, the “Series A Preferred Shares”) outstanding immediately prior to the Effective Time was converted into one issued and outstanding, fully paid and nonassessable share of preferred stock, $0.01 par value per share, of the Corporation, designated as “7.00% Series A Preferred Stock”. This Form 15 is being filed solely in connection with the deregistration under the Securities Exchange Act of 1934 of the applicable classes of securities of the Partnership and does not affect the continued registration under the Securities Exchange Act of 1934 of the applicable classes of securities of the Corporation.

Approximate number of holders of record as of the certification or notice date:

Common Shares: 0

Series A Preferred Shares: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Ares Management Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ARES MANAGEMENT CORPORATION

Date:	December 7, 2018	By:	/s/ Michael D. Weiner
Name: Michael D. Weiner
Title: Executive Vice President,
Chief Legal Officer & Secretary